600 Travis, Suite 4200 Houston, Texas 77002 713.220.4200 Phone 713.220.4285 Fax andrewskurth.com

February 9, 2010

Mr. Mark C. Shannon
Branch Chief
Securities and Exchange Commission
100 F Street N.E., Stop 7010
Washington, D.C. 20549

Re:	Cheniere Energy, Inc.
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 6, 2009
File No. 001-16383

Dear Mr. Shannon:

On behalf of Cheniere Energy, Inc., a Delaware corporation (the “Company”), we enclose the responses of the Company to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 27, 2010, with respect to the Company’s Form 10-Q for the fiscal quarter ended September 30, 2009 (File No. 001-16383) (the “10-Q”).  For your convenience, the responses are prefaced by the exact text of the Staff’s corresponding comment.

The Company acknowledges the following:  (i) the Company is responsible for the adequacy and accuracy of the disclosure in the 10-Q; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 10-Q; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Sincerely,

Meredith S. Mouer

cc:           Meg A. Gentle (Cheniere Energy, Inc.)

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Cheniere Energy, Inc.
Form 10-Q (File No. 001-16383)
Company’s Response to
SEC Comment Letter dated January 27, 2010

Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21
Summary of Critical Accounting Policy and Estimates, page 33
LNG and Natural Gas Marketing, page 33

1.
We have considered your response to prior comment number two and note you have concluded that all of the activities in your LNG and natural gas marketing business are energy trading and risk management activities for trading purposes as contemplated by EITF 02-3.  Based on your assessment, please provide disclosure in future filings to address each of the disclosure requirements referenced in paragraph 10 of EITF 02-3 or otherwise advise how you have complied with this guidance.  In your response to this comment, please provide us with a sample of your intended disclosure.

Response:

We have reviewed the specific disclosure requirements referenced in paragraph 10 of EITF 02-3 and have determined that we have met, and will continue to meet, the disclosure requirements of c), d) and e) as described in paragraph 10 of EITF 02-3 and other applicable guidance.  In order to more adequately address the disclosure requirements of a), b) and f) of paragraph 10 of EITF 02-3, we will revise our disclosure in future filings as follows:

Summary of Critical Accounting Policies and Estimates

LNG and Natural Gas Marketing

We have determined that our LNG and natural gas marketing business activities are energy trading and risk management activities for trading purposes and have elected to present these activities on a net basis on our Consolidated Statement of Operations.  Marketing and trading revenues represent the margin earned on the purchase and transportation of LNG purchases and subsequent sales of natural gas to third parties. These energy trading and risk management activities include, but are not limited to: purchase of LNG and natural gas, transportation contracts, and derivatives.  Below is a brief description of our accounting treatment of each type of energy trading and risk management activity and how we account for it:

Purchase of LNG and natural gas – The purchase value of LNG or natural gas inventory is recorded as an asset on our Consolidated Balance Sheet at the cost to acquire the product. Our inventory is subject to lower-of-cost-or-market adjustment each quarter.  Any adjustment to our inventory is recorded on a net basis as LNG and natural gas marketing revenue on our Consolidated Statement of Operations.

Transportation contracts – We enter into transportation contracts with respect to the transport of LNG or natural gas to a specific location for storage or sale.  Transportation costs that are incurred during the purchase of LNG or natural gas are capitalized as part of the acquisition costs of the product.  Transportation costs incurred to sell LNG or natural gas are recorded on a net basis as LNG and natural gas marketing revenue on our Consolidated Statement of Operations.

Derivatives – We use derivative instruments from time to time to hedge the cash flow variability of our commodity trading activities.  We have disclosed certain information regarding these derivative positions, including the fair value of our derivative positions in Note [X] of our Notes to Consolidated Financial Statements.  We record changes in the fair value of our derivative positions, in our LNG and natural gas marketing revenue on our Consolidated Statement of Operations based on the value for which the derivative instrument could be exchanged between willing parties.  To date, all of our derivative positions fair value determinations have been made by management using quoted prices in active markets for identical instruments.  The ultimate fair value of our derivative instruments is uncertain, and we believe that it is possible that a change in the estimated fair value will occur in the near future as commodity prices change.